UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 31, 2016

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532 (Commission File Number)	20-0865835 (I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 **Entry Into a Material Definitive Agreement.**

As previously announced, the Board of Directors of Ashland Inc. ("Ashland") has approved a plan to separate into two independent, publicly-traded companies (one company composed of Ashland Specialty Ingredients and Ashland Performance Materials, and the other composed of Ashland's Valvoline business segment). On May 31, 2016, Ashland entered into an Agreement and Plan of Merger (the "Merger Agreement") to reorganize Ashland Inc. under a new public holding company (the "reorganization"). This reorganization will enable Ashland to reincorporate in the State of Delaware and will help facilitate a tax-efficient separation.

The Merger Agreement is among Ashland, Ashland Global Holdings Inc., a Delaware corporation and a direct, wholly owned subsidiary of Ashland ("Ashland Global"), and Ashland Merger Sub Corp., a Kentucky corporation and a direct, wholly owned subsidiary of Ashland Global. In the reorganization:

- Each outstanding share of Ashland common stock (other than shares held by shareholders that properly exercise dissenters' rights) will automatically convert into one share of Ashland Global common stock on a one-for-one basis. As a result, Ashland shareholders will own the same number and percentage of shares of Ashland Global after the reorganization as they own of Ashland common stock immediately prior to the reorganization.

- Ashland will become a wholly owned subsidiary of Ashland Global.

- The reserve of Ashland common stock under each equity incentive and deferred compensation plan will automatically be converted on a one-share-for-one-share basis into a reserve of shares of Ashland Global common stock, and the terms and conditions that are in effect immediately prior to the reorganization under each outstanding incentive award and deferral will continue in full force and effect after the reorganization, except that the shares of common stock issuable under each such award and deferral will be shares of Ashland Global common stock.

- It is expected that the Ashland directors and executive officers will hold the same positions with Ashland Global.

- Ashland Global is expected to be listed on the New York Stock Exchange under "ASH," Ashland's current trading symbol.

Upon completion of the reorganization, Ashland Global would replace Ashland as the publicly held corporation and, through its subsidiaries, would conduct all of the operations currently conducted by Ashland. The reorganization should be tax-free for Ashland shareholders.

Consummation of the reorganization is subject to specified conditions in the Merger Agreement, including approval by Ashland's shareholders at a special meeting of shareholders (the "Special Meeting"). The date, time and place of the Special Meeting will be announced by Ashland at a later time.

Shareholder approval is not required for the separation and shareholders will not be asked to vote on the separation. If a sufficient number of affirmative votes are not cast in favor of the reorganization proposal, Ashland intends to continue to pursue the separation.

The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the effective time of the reorganization (even after approval by Ashland's shareholders) by Ashland's Board of Directors if it determines that, for any reason, the completion of the transactions provided for in the Merger Agreement would be inadvisable or not in the best interests of Ashland or its shareholders.

The reorganization will be subject to dissenters' rights under the Kentucky Business Corporation Act.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

Item 8.01. Other Events.

On May 31, 2016, Ashland Inc. issued a news release to provide an update on the separation. A copy of the news release is being filed herewith as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits

(d)   Exhibits

Exhibit Description

2.1   Agreement and Plan of Merger dated May 31, 2016, by and among Ashland Inc., Ashland Global Holdings Inc. and Ashland Merger Sub Corp.
99.1   News Release dated May 31, 2016

Forward-Looking Statements

This news release contains forward-looking statements. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "is likely," "predicts," "projects," "forecasts," "objectives," "may," "will," "should," "plans" and "intends" and the negative of these words or other comparable terminology. These forward-looking statements include statements relating to status of the separation process, the plan to pursue an IPO of up to 20 percent of the common stock of Valvoline and the expected completion of the separation through the subsequent distribution of Valvoline common stock, the anticipated timing of completion of the planned IPO and subsequent distribution of the remaining Valvoline common stock, the plan to reorganize under a new public holding company and Ashland's and Valvoline's ability to pursue their long-term strategies. In addition, Ashland may from time to time make forward-looking statements in its annual report, quarterly reports and other filings with the SEC, news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, including the proposed separation of its specialty chemicals and Valvoline businesses, the proposed IPO of its Valvoline business, the expected timetable for completing the IPO and the separation, the proposal to reorganize under a new holding company, the future financial and operating performance of each company, strategic and competitive advantages of each company, the leadership of each company, and future opportunities for each company, as well as the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the possibility that the proposed IPO, new holding company reorganization or separation will not be consummated within the anticipated time period or at all, including as the result of regulatory, market or other factors or the failure to obtain shareholder approval of the new holding company reorganization; the potential for disruption to Ashland's business in connection with the proposed IPO, new holding company reorganization or separation; the potential that the new Ashland and Valvoline do not realize all of the expected benefits of the proposed IPO, new holding company reorganization or separation or obtain the expected credit ratings following the proposed IPO, new holding company reorganization or separation; Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt); the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions); severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at http://www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this news release whether as a result of new information, future event or otherwise.

Non-solicitation

Registration statements relating to the securities of Valvoline Inc. and Ashland Global Holdings Inc. have been filed with the SEC but have not yet become effective. These securities may not be sold nor may offers to buy these securities be accepted before the time the applicable registration statement becomes effective. This news release shall not constitute an offer to sell or a solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Additional Information and Where to Find It

In connection with the reorganization, Ashland filed with the SEC the Ashland Global Holdings Inc. registration statement (the "Ashland Global Registration Statement") that includes a proxy statement of Ashland Inc. that also constitutes a prospectus of Ashland Global Holdings Inc. (which Ashland Global Registration Statement has not yet been declared effective). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN,

OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT ASHLAND INC., ASHLAND GLOBAL HOLDINGS INC. AND THE REORGANIZATION. A definitive proxy statement will be sent to shareholders of Ashland Inc. seeking approval of the reorganization after the Ashland Global Registration Statement is declared effective. The proxy statement/prospectus and other documents relating to the reorganization can be obtained free of charge from the SEC website at www.sec.gov.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. However, Ashland Inc., Ashland Global Holdings Inc. and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the reorganization under the rules of the SEC. Information regarding Ashland Inc.'s directors and executive officers may be found in its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on December 4, 2015 and in the proxy statement/prospectus included in the Ashland Global Registration Statement. Information regarding Ashland Global Holdings Inc.'s directors and executive officers may be found in the proxy statement/prospectus included in the Ashland Global Registration Statement. These documents can be obtained free of charge from the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

May 31, 2016	/s/ Peter J. Ganz
	Peter J. Ganz
	Senior Vice President, General Counsel and Secretary

Exhibit Index

Exhibit	Description
2.1	Agreement and Plan of Merger dated May 31, 2016, by and among Ashland Inc., Ashland Global Holdings Inc. and Ashland Merger Sub Corp.
99.1	News Release dated May 31, 2016

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of May 31, 2016, is by and among Ashland Inc., a Kentucky corporation ("Ashland"), Ashland Global Holdings Inc., a Delaware corporation and a direct, wholly owned subsidiary of Ashland ("Ashland Global"), and Ashland Merger Sub Corp., a Kentucky corporation and a direct, wholly owned subsidiary of Ashland Global ("Merger Sub").

RECITALS

WHEREAS Ashland Global and Merger Sub are newly formed entities organized for the purpose of participating in the transactions contemplated by this Agreement;

WHEREAS as of the date hereof, (i) Ashland holds all of the issued and outstanding shares of common stock of Ashland Global ("Ashland Global Common Stock") and (ii) Ashland Global holds all of the issued and outstanding shares of common stock of Merger Sub ("Merger Sub Common Stock");

WHEREAS the Board of Directors of Ashland has determined that it is advisable and in the best interests of Ashland's shareholders to reorganize to create a new holding company structure by merging Merger Sub with and into Ashland (the "Merger"), with Ashland being the surviving corporation (sometimes referred to herein as the "Surviving Corporation"), and converting each outstanding share of common stock of Ashland ("Ashland Common Stock") into one share of Ashland Global Common Stock;

WHEREAS the Board of Directors of Ashland has determined that, among other things, the Merger will help facilitate the previously-announced plan to pursue the separation of Ashland into two independent, publicly-traded companies (one company comprising Ashland's specialty ingredients and performance materials businesses and the other comprising the Valvoline business) (the "Separation");

WHEREAS the Boards of Directors of each of Ashland, Ashland Global and Merger Sub have approved this Agreement and the Merger, subject to the terms and conditions set forth in this Agreement;

WHEREAS the Board of Directors of Ashland unanimously has determined to submit this Agreement and the Merger for approval by Ashland's shareholders, in accordance with the provisions of the Kentucky Business Corporation Act (the "KBCA"), at a special meeting of Ashland shareholders;

WHEREAS Ashland Global, as the sole shareholder of Merger Sub, has approved this Agreement and the Merger; and

WHEREAS the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code or a transfer described in Section 351(a) of the Code (the "Intended Tax Treatment").

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Ashland, Ashland Global and Merger Sub hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1   The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the KBCA, at the Effective Time, Merger Sub will be merged with and into Ashland and the separate existence of Merger Sub will cease. Ashland will continue as the Surviving Corporation as a wholly owned subsidiary of Ashland Global and will continue to be governed by the laws of the Commonwealth of Kentucky. At the Effective Time, the effect of the Merger will be as provided in Section 271B.11-060 of the KBCA.

SECTION 1.2   Effective Time. The Merger shall become effective upon the filing of Articles of Merger with the Secretary of State of the Commonwealth of Kentucky pursuant to Section 271B.11-050 of the KBCA or at such later date as may be specified therein (the "Effective Time").

SECTION 1.3   Organizational Documents of the Surviving Corporation. From and after the Effective Time, the Fourth Restated Articles of Incorporation of Ashland, as in effect immediately prior to the Effective Time, shall continue in full force and effect as the Fourth Restated Articles of Incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable law. From and after the Effective Time, the Bylaws of Ashland, as in effect immediately prior to the Effective Time, shall continue in full force and effect as the Bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

SECTION 1.4   Directors and Officers of the Surviving Corporation. The directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation and shall hold office from the Effective Time until their successors are duly elected or appointed and qualified in the manner provided in the Bylaws of the Surviving Corporation or as otherwise provided by law.

SECTION 1.5   Directors and Officers of Ashland Global. Prior to the Effective Time, Ashland, in its capacity as the sole shareholder of Ashland Global, shall take or cause to be taken all such actions as are necessary to cause those persons serving as the directors and officers of Ashland immediately prior to the Effective Time to be elected or appointed as the directors and officers of Ashland Global, each such person to have the same position(s) with Ashland Global (and the same committee memberships in the case of directors) as he or she held with Ashland immediately prior to the Effective Time, with the directors serving until the earlier of the next meeting of the Ashland Global shareholders at which an election of directors is held and until their successors are elected or appointed or their earlier death, resignation or removal.

SECTION 1.6   Additional Actions. Subject to the terms and conditions of this Agreement, the parties hereto shall take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger and to comply with the requirements of the KBCA. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any other actions or things are necessary or desirable in connection with the Merger or to otherwise carry out this Agreement, the officers of the Surviving Corporation shall be authorized to take and do, in the name and on behalf of each of Merger Sub and Ashland, all such other actions and things as may be necessary or desirable to carry out this Agreement.

SECTION 1.7   Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Ashland, Ashland Global, Merger Sub or the holders of any securities of Ashland, Ashland Global or Merger Sub:

(a)   Conversion of Ashland Common Stock. Each share of Ashland Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled pursuant to Section 1.7(b) and other than Dissenting Shares (as defined below)) shall automatically be converted into one duly issued, fully paid and nonassessable share of Ashland Global Common Stock.

(b)   Cancellation of Treasury Stock. Each share of Ashland Common Stock held in the treasury of Ashland immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist.

(c)   Conversion of Merger Sub Common Stock. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be converted into one share of common stock of the Surviving Corporation.

(d)   Cancellation of Ashland Global Common Stock. Each share of Ashland Global Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist.

SECTION 1.8   Dissenting Shares.

(a)   Notwithstanding anything in this Agreement to the contrary, shares of Ashland Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has otherwise satisfied the requirements of Section 271B.13-210 of the KBCA (the "Dissenting Shares") shall not be converted into shares of Ashland Global Common Stock and holders of such Dissenting Shares will be entitled only to receive payment of the fair value of such Dissenting Shares, plus accrued interest, in accordance with the provisions of Section 271B.13-250 of the KBCA, unless such holder fails to perfect, withdraws or otherwise loses the right to dissent. If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses the right to dissent, such shares shall be treated as if they had been converted as of the Effective Time into shares of Ashland Global Common Stock pursuant to Section 1.7, without interest.

(b)   No later than ten (10) days after the date that Ashland's shareholders approve the Merger, Ashland or the Surviving Corporation shall notify each holder of Dissenting Shares of: (i) the approval of the Merger, (ii) the availability of dissenters' rights for such shares and (iii) such additional matters as the Surviving Corporation deems appropriate and as required by Section 271B.13-220 of the KBCA. The Surviving Corporation shall include in such notice a copy of Chapter 271B.13 of the KBCA.

SECTION 1.9   No Required Surrender of Stock Certificates.

(a)   At and after the Effective Time, (i) each certificate which, immediately prior to the Effective Time, represented outstanding shares of Ashland Common Stock (an "Ashland Certificate") shall be deemed for all purposes to evidence ownership of, and to represent, the number of shares of Ashland Global Common Stock into which the shares of Ashland Common Stock represented by such Ashland Certificate immediately prior to the Effective Time have been converted pursuant to Section 1.7 and (ii) where no Ashland Certificate has been issued in the name of a holder of shares of Ashland Common Stock, a "book-entry" (i.e., a computerized or manual entry) shall be made in the shareholder records of Ashland Global to evidence the issuance to such holder of the number of uncertificated shares of Ashland Global Common Stock into which such shares of Ashland Common Stock have been converted pursuant to Section 1.7.

(b)   The registered holder of any Ashland Certificate outstanding immediately prior to the Effective Time, as such holder appears in the books and records of Ashland, or of the transfer agent in respect of the shares of Ashland Common Stock, immediately prior to the Effective Time, shall, until such Ashland Certificate is surrendered for transfer or exchange, have and be entitled to exercise any voting and other rights with respect to, and to receive any dividends or other distributions on, the shares of Ashland Global Common Stock into which the shares of Ashland Common Stock represented by any such Ashland Certificate have been converted pursuant to Section 1.7, subject to the KBCA and the Delaware General Corporation Law, each as applicable.

(c)   If any Ashland Certificate shall have been lost, stolen or destroyed, Ashland Global may, in its discretion and as a condition to the issuance of any Ashland Global Certificate or uncertificated shares of Ashland Global Common Stock in book-entry form, require the owner of such lost, stolen or destroyed Ashland Certificate to post a bond, in such reasonable and customary amount as Ashland Global may direct, as indemnity against any claim that may be made against Ashland Global or the Surviving Corporation with respect to such Ashland Certificate.

(d)   If any Ashland Global Certificate is to be issued in a name other than that in which the Ashland Certificate surrendered for exchange is registered, such exchange shall be conditioned upon (i) the Ashland Certificate so surrendered being properly endorsed or otherwise in proper form for transfer and (ii) the person requesting such exchange either paying any transfer or other taxes required by reason of the issuance of the Ashland Global Certificate in a name other than that of the registered holder of the Ashland Certificate surrendered, or establishing to the satisfaction of Ashland Global, or the transfer agent in respect of the Ashland Global Common Stock, that such tax has been paid or is not applicable.

SECTION 1.10   Stock Transfer Books. At the Effective Time, the stock transfer books of Ashland shall be closed and thereafter there shall be no further registration of transfers of shares of Ashland Common Stock theretofore outstanding on the records of Ashland.

SECTION 1.11   Plan of Reorganization. This Agreement is intended to constitute a "plan of reorganization" within the meaning of Treasury Regulations Section 1.368-2(g). Each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any actions or cause any actions to be taken which could reasonably be expected to prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code, and a transfer described in Section 351 of the Code.

SECTION 1.12   Successor Issuer. It is the intent of the parties hereto that Ashland Global be deemed a "successor issuer" of Ashland in accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 414 under the Securities Act of 1933, as amended (the "Securities Act"). At or after the Effective Time, Ashland Global shall file (i) an appropriate report on Form 8-K describing the Merger and (ii) appropriate pre-effective and/or post-effective amendments, as applicable, to any registration statements of Ashland on Form S-8.

ARTICLE II

ACTIONS TO BE TAKEN IN CONNECTION WITH THE MERGER

SECTION 2.1   Assumption of Ashland Plans and Awards. At the Effective Time, Ashland Global shall assume each Ashland equity incentive and deferred compensation plan (collectively, the "Ashland Plans"), including (i) all unexercised and unexpired options to purchase shares of Ashland Common Stock ("Ashland Options") and all stock appreciation rights, performance share awards, restricted share awards, restricted stock equivalents, restricted stock units, common stock units, deferred stock units and other incentive awards and deferrals covering shares of Ashland Common Stock, whether or not vested (collectively, "Ashland Awards") that are then outstanding under each such Ashland Plan and (ii) the remaining unallocated reserve of shares of Ashland Common Stock issuable under each such Ashland Plan. At the Effective Time, the reserve of shares of Ashland Common Stock under each such Ashland Plan, whether allocated to outstanding Ashland Awards or unallocated at that time, shall be converted on a one-share-for-one-share basis into a reserve of shares of Ashland Global Common Stock, and each Ashland Award assumed by Ashland Global shall continue to have, and be subject to, the same terms and conditions as set forth in the applicable Ashland Plan and the agreement(s) evidencing each such award as in effect immediately prior to the Effective Time (including, without limitation, the vesting schedule and applicable issuance dates (without acceleration thereof by virtue of the Merger and the transactions contemplated hereby), the per share exercise price, the expiration date and other applicable termination provisions and the tax withholding procedures), except that each Ashland stock appreciation right and Ashland Option will be exercisable (or will become exercisable in accordance with its terms) for, and each other Ashland Award shall be denominated with reference to and shall be issuable as to, that number of shares of Ashland Global Common Stock equal to the number of shares of Ashland Common Stock that were subject to each such Ashland stock appreciation right and Ashland Option and other Ashland Award immediately prior to the Effective Time.

SECTION 2.2   Assignment and Assumption of Agreements. Effective as of the Effective Time, Ashland hereby assigns to Ashland Global, and Ashland Global hereby assumes and agrees to perform, all obligations of Ashland pursuant to the Ashland Plans and each stock option agreement, stock appreciation right award agreement, performance unit (LTIP) award agreement, restricted stock award agreement, restricted stock equivalent award agreement, restricted stock unit award agreement and performance-based restricted stock award agreement evidencing an outstanding Ashland Award under the Ashland Plans. Effective as of the Effective Time, Ashland Global shall become the successor issuer of securities under the Ashland Plans and shall, as soon as practicable following the Effective Time, file a post-effective amendment to each existing S-8 registration statement covering the Ashland Plans, pursuant to which Ashland Global as successor to Ashland shall expressly adopt such S-8 registration statements as its own in accordance with Rule 414 issued under the Securities Act.

SECTION 2.3   Non-U.S Jurisdictions. In the event that Ashland and Ashland Global are not able to assign or assume any Ashland Plans, Ashland Awards or applicable award agreements, in each case as contemplated by Sections 2.1 and 2.2, due to a conflict with applicable law or regulation in any non-U.S. jurisdiction, then both parties shall use their reasonable best efforts to enter into any lawful arrangement substantially consistent with the intent of Sections 2.1 and 2.2 or to otherwise cooperate in good faith to preserve the benefits and obligations of such Ashland Plans, Ashland Awards and applicable award agreements after giving effect to the Merger.

SECTION 2.4   Reservation of Shares. On or prior to the Effective Time, Ashland Global shall reserve sufficient shares of Ashland Global Common Stock to provide for the issuance of Ashland Global Common Stock upon the exercise or other settlement of all Ashland Awards and to cover any additional shares of Ashland Global Common Stock that may become issuable under future awards made with respect to the remaining share reserves under the assumed Ashland Plans that are, in accordance with the foregoing provisions of this Agreement, converted into reserves of shares of Ashland Global Common Stock.

SECTION 2.5   Registration Statement; Proxy/Prospectus. Promptly following the execution of this Agreement, Ashland shall prepare and file with the Securities and Exchange Commission (the "SEC") a proxy statement in preliminary form relating to the Shareholders' Meeting (as defined below) (together with any amendments thereof or supplements thereto, the "Proxy Statement") and Ashland Global shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the "Registration Statement" and the prospectus contained in the Registration Statement together with the Proxy Statement, the "Proxy/Prospectus"), in connection with the registration under the Securities Act of the shares of Ashland Global Common Stock to be issued to the shareholders of Ashland pursuant to the Merger. Each of Ashland Global and Ashland shall use its reasonable best efforts to cause the Registration Statement to become effective and the Proxy/Prospectus to be cleared by the SEC as promptly as practicable, and, prior to the effective date of the Registration Statement, Ashland Global shall take all actions reasonably required under any applicable federal securities laws or state blue sky laws in connection with the issuance of shares of Ashland Global Common Stock pursuant to the Merger. As promptly as reasonably practicable after the Registration Statement shall have become effective and the Proxy/Prospectus shall have been cleared by the SEC, Ashland shall mail or cause to be mailed or otherwise make available in accordance with the Securities Act and the Exchange Act, the Proxy/Prospectus to its shareholders; provided, however, that the parties shall consult and cooperate with each other in determining the appropriate time for mailing or otherwise making available to Ashland's shareholders the Proxy/Prospectus in light of the date set for the Shareholders' Meeting.

SECTION 2.6   Meeting of Ashland Shareholders; Board Recommendation. Ashland shall take all action necessary in accordance with the KBCA and its governing documents to call, hold and convene a meeting of its shareholders to consider the approval of this Agreement and the Merger (the "Shareholders' Meeting"). Ashland shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and the Merger. Ashland may adjourn or postpone the Shareholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy/Prospectus is provided to its shareholders in advance of any vote on this Agreement and the Merger if as of the time for which the Shareholders' Meeting is originally scheduled (as set forth in the Proxy/Prospectus), there are insufficient shares of Ashland Common Stock voting in favor of the approval of this Agreement and the Merger or represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Shareholders' Meeting.

SECTION 2.7   Section 16 Matters. Prior to the Effective Time, the Boards of Directors of Ashland and Ashland Global or an appropriate committee of non-employee directors (as such term is defined for purposes of Rule 16b-3 promulgated under the Exchange Act) shall adopt resolutions consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of Ashland or Ashland Global who is a covered person for purposes of Section 16(a) of the Exchange Act of shares of Ashland Common Stock (or derivative securities) and the receipt of shares of Ashland Global Common Stock (or derivative securities) in exchange therefor by virtue of this

Agreement and the Merger will be an exempt transaction for purposes of Section 16(b) of the Exchange Act.

SECTION 2.8   Other Employee Benefit Plans and Arrangements. Ashland Global shall assume each of Ashland's other employee benefit plans and arrangements and the obligations of Ashland thereunder upon the same terms and conditions as set forth in such plans and arrangements as in effect at the Effective Time.

ARTICLE III

CONDITIONS OF MERGER

SECTION 3.1   Conditions Precedent. The obligations of the parties to this Agreement to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver by the parties hereto at or prior to the Effective Time of each of the following conditions:

(a)   The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated or, to the knowledge of Ashland Global or Ashland, threatened by the SEC and not concluded or withdrawn. No similar proceeding with respect to the Proxy/Prospectus shall have been initiated or, to the knowledge of Ashland Global or Ashland, threatened by the SEC and not concluded or withdrawn.

(b)   This Agreement and the Merger shall have been approved by the affirmative vote of at least a majority of all issued and outstanding shares of Ashland Common Stock in accordance with the KBCA.

(c)   The Ashland Global Common Stock to be issued pursuant to the Merger shall have been approved for listing by the New York Stock Exchange (the "NYSE").

(d)   No order, statute, rule, regulation, executive order, injunction, stay, decree, judgment or restraining order that is in effect shall have been enacted, entered, promulgated or enforced by any court or governmental or regulatory authority or instrumentality that prohibits or makes illegal the consummation of the Merger or the transactions contemplated hereby.

(e)   Ashland shall have received a legal opinion of Cravath, Swaine & Moore LLP in form and substance reasonably satisfactory to it indicating the Merger should qualify for the Intended Tax Treatment.

(f)   All material approvals, licenses and certifications from, and notifications and filings to, governmental entities and non-governmental third parties shall have been obtained or made, as applicable.

(g)   Ashland shall have received relief from the SEC confirming that Ashland Global shall be deemed a "successor issuer" of Ashland in accordance with Rule 12g-3 under the Exchange Act and Rule 414 under the Securities Act and confirming such other matters as may be requested by Ashland.

ARTICLE IV

COVENANTS

SECTION 4.1   Listing of Ashland Global Common Stock. Ashland and Ashland Global shall use their reasonable best efforts to obtain, at or before the Effective Time, confirmation of listing on the NYSE of the Ashland Global Common Stock issuable pursuant to the Merger.

SECTION 4.2   Expenses. Ashland and Ashland Global shall pay their own expenses in connection with the transactions contemplated by this Agreement.

SECTION 4.3   Activities of Ashland Global and Merger Sub. Prior to the Effective Time, Ashland Global and Merger Sub shall not conduct any business activities and shall not conduct any other activities except as necessary to effectuate the transactions contemplated by this Agreement.

ARTICLE V

TERMINATION AND AMENDMENT

SECTION 5.1   Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time by action of the Board of Directors of Ashland if such Board of Directors should determine that, for any reason, the completion of the transactions provided for herein would be inadvisable or not in the best interest of Ashland or its shareholders. In the event of such termination and abandonment, this Agreement shall become void and none of Ashland, Ashland Global or Merger Sub nor their respective shareholders, members, directors or officers shall have any liability with respect to such termination and abandonment.

SECTION 5.2   Amendment. At any time prior to the Effective Time, this Agreement may, to the extent permitted by the KBCA, be supplemented, amended or modified by the mutual written consent of the parties to this Agreement.

ARTICLE VI

MISCELLANEOUS PROVISIONS

SECTION 6.1   Governing Law. This Agreement shall be governed by and construed and enforced under the laws of the Commonwealth of Kentucky.

SECTION 6.2   Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

SECTION 6.3   Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all other agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

SECTION 6.4   Severability. The provisions of this Agreement are severable, and in the event any provision hereof is determined to be invalid or unenforceable, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof.

SECTION 6.5   No Third-Party Beneficiaries. Nothing contained in this Agreement is intended by the parties hereto to confer upon any person other than the parties hereto any rights or remedies hereunder.

SECTION 6.6   Tax Matters. Each of Ashland and Ashland Global will comply with the recordkeeping and information reporting requirements of the Code that are imposed as a result of the transactions contemplated hereby, and will provide information reporting statements to holders of shares of Ashland Common Stock at the time and in the manner prescribed by the Code and applicable Treasury Regulations.

[Signature page follows]

IN WITNESS WHEREOF, Ashland, Ashland Global and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ASHLAND INC.

By: /s/ Peter J. Ganz
        Name: Peter J. Ganz
        Title: Senior Vice President,
                General Counsel and
                Secretary, Chief Compliance
                Officer

ASHLAND GLOBAL HOLDINGS INC.

By: /s/ Peter J. Ganz
        Name: Peter J. Ganz
        Title: Senior Vice President,
                General Counsel and
                Secretary, Chief Compliance
                Officer

ASHLAND MERGER SUB CORP.

By: /s/ Michael S. Roe
        Name: Michael S. Roe
        Title: President

Exhibit 99.1

News Release



May 31, 2016

Ashland Inc. provides update on its planned separation of Valvoline
- *Valvoline Inc. files registration statement with SEC for Initial Public Offering (IPO) of up to 20 percent of the common stock of Valvoline Inc.*
- *Ashland files proxy statement/prospectus for proposal to reorganize Ashland Inc. in Delaware under new public holding company, Ashland Global Holdings Inc.*

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH) today announced that its wholly owned subsidiary, Valvoline Inc., has filed a registration statement with the Securities and Exchange Commission ("SEC") for an initial public offering ("IPO") of up to 20 percent of its common stock. In addition, Ashland today filed a proxy statement/prospectus for a proposal to reorganize Ashland Inc. under a new public holding company, Ashland Global Holdings Inc., and register the shares of Ashland Global Holdings Inc. with the SEC. These filings mark a significant milestone in Ashland's previously announced plan to separate into two independent, publicly traded companies: Ashland Global Holdings Inc., composed of Ashland Specialty Ingredients and Ashland Performance Materials, and Valvoline Inc., composed of Ashland's Valvoline business segment.

In April 2016, Ashland announced it would file a registration statement in mid-calendar year 2016 to sell up to 20 percent of Valvoline Inc. common stock to the public through an IPO. Subject to sufficiently attractive market conditions, Ashland plans to complete the IPO during the fourth quarter of calendar year 2016. Ashland currently expects that it would distribute the remaining common stock of Valvoline Inc. to Ashland's shareholders upon expiration of the IPO lock-up (typically six months after completion of the IPO). The joint book-running managers for the IPO are BofA Merrill Lynch, Citigroup and Morgan Stanley.

In connection with the separation, Ashland Inc. will be seeking shareholder approval to reorganize Ashland Inc. under a new public holding company. This reorganization will enable Ashland to reincorporate in the State of Delaware and will help facilitate a tax-efficient separation.

About Ashland
Ashland Inc. (NYSE: ASH) is a global leader in providing specialty chemical solutions to customers in a wide range of consumer and industrial markets, including adhesives, architectural coatings, automotive, construction, energy, food and beverage, personal care and pharmaceutical. Through our three business units – Ashland Specialty Ingredients, Ashland Performance Materials and Valvoline – we use good chemistry to make great things happen for customers in more than 100 countries. Visit ashland.com to learn more.

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C-ASH

Forward-Looking Statements

This news release contains forward-looking statements. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "is likely," "predicts," "projects," "forecasts," "objectives," "may," "will," "should," "plans" and "intends" and the negative of these words or other comparable terminology. These forward-looking statements include statements relating to status of the separation process, the plan to pursue an IPO of up to 20 percent of the common stock of Valvoline and the expected completion of the separation through the subsequent distribution of Valvoline common stock, the anticipated timing of completion of the planned IPO and subsequent distribution of the remaining Valvoline common stock, the plan to reorganize under a new public holding company and Ashland's and Valvoline's ability to pursue their long-term strategies. In addition, Ashland may from time to time make forward-looking statements in its annual report, quarterly reports and other filings with the SEC, news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, including the proposed separation of its specialty chemicals and Valvoline businesses, the proposed IPO of its Valvoline business, the expected timetable for completing the IPO and the separation, the proposal to reorganize under a new holding company, the future financial and operating performance of each company, strategic and competitive advantages of each company, the leadership of each company, and future opportunities for each company, as well as the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the possibility that the proposed IPO, new holding company reorganization or separation will not be consummated within the anticipated time period or at all, including as the result of regulatory, market or other factors or the failure to obtain shareholder approval of the new holding company reorganization; the potential for disruption to Ashland's business in connection with the proposed IPO, new holding company reorganization or separation; the potential that the new Ashland and Valvoline do not realize all of the expected benefits of the proposed IPO, new holding company reorganization or separation or obtain the expected credit ratings following the proposed IPO, new holding company reorganization or separation; Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt); the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions); severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at http://www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this news release whether as a result of new information, future event or otherwise.

Non-solicitation
Registration statements relating to the securities of Valvoline Inc. and Ashland Global Holdings Inc. have been filed with the SEC but have not yet become effective. These securities may not be sold nor may offers to buy these securities be accepted before the time the applicable registration statement becomes effective. This news release shall not constitute an offer to sell or a solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Additional Information and Where to Find It
The proposed offering of the securities of Valvoline Inc. will be made only by means of a prospectus. When available, a copy of the preliminary prospectus related to the offering may be obtained from BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@baml.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling 800-831-9146; or

Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014. The prospectus and other documents related to the offering can be obtained free of charge from the SEC website at www.sec.gov.

In connection with the reorganization, Ashland filed with the SEC the Ashland Global Holdings Inc. (CIK #0001674862) registration statement (the "Ashland Global Registration Statement") that includes a proxy statement of Ashland Inc. that also constitutes a prospectus of Ashland Global Holdings Inc. (which Ashland Global Registration Statement has not yet been declared effective). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT ASHLAND INC., ASHLAND GLOBAL HOLDINGS INC. AND THE REORGANIZATION. A definitive proxy statement will be sent to shareholders of Ashland Inc. seeking approval of the reorganization after the Ashland Global Registration Statement is declared effective. The proxy statement/prospectus and other documents relating to the reorganization can be obtained free of charge from the SEC website at www.sec.gov.

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or shareholder. However, Ashland Inc., Ashland Global Holdings Inc. and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the reorganization under the rules of the SEC. Information regarding Ashland Inc.'s directors and executive officers may be found in its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on December 4, 2015 and in the proxy statement/prospectus included in the Ashland Global Registration Statement. Information regarding Ashland Global Holdings Inc.'s directors and executive officers may be found in the proxy statement/prospectus included in the Ashland Global Registration Statement. These documents can be obtained free of charge from the SEC.

FOR FURTHER INFORMATION:

Investor Relations:
Seth A. Mrozek
+1 (859) 815-3527
samrozek@ashland.com

Media Relations:
Gary Rhodes
+1 (859) 815-3047
glrhodes@ashland.com